[Letterhead of Eversheds Sutherland (US) LLP]

April 5, 2022

VIA EDGAR

Lisa N. Larkin, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re: Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-262232 and 811-22725)

Dear Ms. Larkin:

On behalf of Priority Income Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on February 14, 2022 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-262232 and 811-22725) (the “Registration Statement”).

1.Please note that Form N-2 has been updated to include new Part C instructions regarding the Calculation of Filing Fees. When filing an N-2/A, please use this new Form.

Response: The Fund has made the requested update.

2.Please confirm that the following bullet point risk included in the front of the filing is incorporated throughout the Registration Statement: “Until such time as each of the Series M and N Cumulative Preferred Stock are listed on the NYSE, the shares of each such series of Preferred Stock will not be publicly traded and you should not expect to be able to sell your shares regardless of how we perform.”

Response: The Fund has changed the series designations but confirms that the relevant risk is incorporated throughout the Registration Statement.

3.(Page 2) Please confirm if the following risk is a new risk and explain if so: “There is a risk of delay in our redemption of the Series D, Series F, Series G, Series H, Series I, and Series J Term Preferred Stock and we may fail to redeem such securities as required by their terms.”

Response: The Fund confirms that the risk is not new and that it applies to all of the Fund’s preferred series with mandatory redemption dates. By way of example, the Fund notes that such risk was included in the Fund’s registration statement on Form N-2 (File Nos. 333-257702 and 811-22725) filed on July 28, 2021 for the Series J Term Preferred Stock.

4.(Page 2) Please confirm if the following risk is a new risk and explain if so: “A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the shares of our Preferred Stock could cause the liquidity or market value of such shares to decline significantly.”

Response: The Fund confirms that the risk is not new and that it applies to all of the Fund’s preferred series that are rated. By way of example, the Fund included the risk in the Fund’s registration statement on Form N-2 (File Nos. 333-261816 and 811-22725) filed on February 14, 2022.

5.Please update the N-2 to conform the undertakings in Item 34 of Part C to the current Form N-2.

Response: The Fund has made the requested update.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc: M. Grier Eliasek, Prospect Capital Management L.P.